Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2010 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2010 are described in Section 9: Annual guidance for 2010.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including more active price competition; the expectation that new wireless competitors will launch or expand services in 2010 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV® and wireless subscriber additions experience; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels, and TELUS TV installation costs); technological substitution (contributing to reduced utilization and increased commoditization of traditional voice local and long distance services); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including collective bargaining in the TELUS Québec region and a national collective agreement expiring in late 2010); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, internal off-shoring and reorganizations, without losing customer-focus and negatively impacting client care); technology (including subscriber demand for data challenging wireless network and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; utilization of funds in the ILECs’ deferral accounts; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees to a market-based approach; and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2009 Management’s discussion and analysis, and updates in this first quarter Management’s discussion and analysis.

Management’s discussion and analysis (MD&A)

May 4, 2010

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month periods ended March 31, 2010 and 2009, and should be read together with TELUS’ interim Consolidated financial statements for the same periods. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 20 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to

TELUS. All amounts are in Canadian dollars unless otherwise specified. TELUS’ interim Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section		Contents

1.	Introduction	A summary of TELUS’ consolidated results for the first quarter of 2010

2.	Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives

3.	Key performance drivers	A list of corporate priorities for 2010

4.	Capabilities	An update of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results

5.	Discussion of operations	A detailed discussion of operating performance for the first quarter of 2010

6.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the three-month period ended March 31, 2010

7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures

8.	Critical accounting estimates and accounting policy developments

A description of accounting estimates that are critical to determining financial results, and changes to accounting policies, including status of transition to International Financial Reporting Standards (IFRS)

9.	Annual guidance for 2010	TELUS’ confirmed targets for the full year, and related assumptions

10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS

11.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the interim Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Corporate Performance Reporting Board has issued guidelines that define standardized EBITDA and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 11: Definitions and reconciliations.

1.2 Canadian economy

Canada’s economy emerged from recession in the third quarter of 2009 and economic growth continued in the first quarter of 2010. The Bank of Canada reported in its April 2010 Monetary Report that it expects the Canadian economy to grow by 3.7% in 2010, before slowing to 3.1% in 2011 and 1.9% in 2012 – a more front-loaded economic recovery than the one in the Bank’s January 2010 Monetary Report. The economy is expected to return to full capacity in the second quarter of 2011. The Bank also indicated that persistent strength in the Canadian dollar, Canada’s poor relative productivity performance, and the low absolute level of U.S. demand will continue to act as drags on economic activity in Canada. In addition, Statistics Canada’s March 2010 Labour Force Survey reported the unemployment rate to be 8.2%, down from 8.5% in December 2009, and up from 8.0% reported in March 2009.

In the context of a continuing economic recovery in Canada and TELUS’ operating performance in the first quarter of 2010, management confirms its annual targets for 2010, as described in Section 9.

1.3 Consolidated highlights

	Quarters ended March 31
($ millions, unless noted otherwise)	2010	2009	Change
Consolidated statements of income
Operating revenues	2,375	2,375	—%
Operating income	487	479	1.7%
Income before income taxes	367	379	(3.2)%
Net income	268	322	(16.8)%

Earnings per share (EPS) (1) – basic ($)	0.84	1.01	(16.8)%
EPS (1) – diluted ($)	0.84	1.01	(16.8)%
Cash dividends declared per share (1) ($)	0.475	0.475	—%

Average shares (1) outstanding - basic (millions)	318	318	—%
Consolidated statements of cash flows
Cash provided by operating activities	414	614	(32.6)%

Cash used by investing activities	307	478	(35.8)%
Capital expenditures	311	474	(34.4)%

Cash used by financing activities	102	75	36.0%
Subscribers and other measures
Subscriber connections (2) (thousands)	11,893	11,617	2.4%
EBITDA (3)	940	906	3.8%
Free cash flow (3)	246	125	96.8%
Debt and payout ratios (4)
Net debt to EBITDA – excluding restructuring costs (times)	2.0	1.9	0.1
Dividend payout ratio of adjusted net earnings (5) (%)	67	57	10	pts.

pts. – percentage points

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (IP TV and satellite TV), measured at the end of the respective periods based on information in billing and other systems. Subscriber connections for March 31, 2009 include the reduction of 5,000 Internet subscribers made in the second quarter of 2009. In addition, NALs at March 31, 2009, have been reduced by 72,000 to reflect prior period restatements of residential and business NALs.

(3)             EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(4)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(5)             Based on earnings per share excluding 36 cents per share favourable income tax-related adjustments and 22 cents per share loss on redemption of long-term debt for the four quarters ended March 31, 2010 (30 cents per share for the four quarters ended March 31, 2009), and minor impacts from a net-cash settlement feature.

Highlights from operations, including a comparison of results for the first quarter of 2010, or measures as at March 31, 2010, to those in 2009:

•                  Consolidated Operating revenues were unchanged in the first quarter of 2010 when compared to the same period in 2009. Growth in wireless revenues and wireline data revenue was offset by lower wireline voice revenues.

Wireless average revenue per subscriber unit per month (ARPU) was $55.80 in the first quarter of 2010, a decrease of 4.4% from the same period in 2009, which reflects moderation from the 7.7% year-over-year decline experienced in the fourth quarter of 2009 and the 5.6% year-over-year decline experienced in the first quarter of 2009.

•                  Subscriber connections increased by 276,000 in the twelve-month period ending March 31, 2010. This includes 6.4% growth in wireless subscribers and 103% growth in TELUS TV subscribers, partly offset by a 0.7% decrease in total Internet subscribers and a 5.2% decrease in total network access lines.

Wireless subscribers with smartphones now represent 22% of the postpaid subscriber base as compared to 15% for the first quarter of 2009, as the Company continued to experience strong smartphone growth driven by iPhone, Blackberry and, to a lesser extent, Android devices.

•                  Operating income increased by $8 million in the first quarter of 2010 when compared to the same period in 2009, as higher EBITDA was partly offset by an increase in depreciation and amortization expenses. EBITDA increased by $34 million due to lower Restructuring costs and traction from efficiency initiatives.

•                  Income before income taxes decreased by $12 million in the first quarter of 2010 when compared to the same period in 2009. Higher Operating income was more than offset by lower interest income, mainly due to interest recorded last year from settlement of prior years’ tax matters.

•                  Net income decreased by $54 million in the first quarter of 2010, when compared to the same period in 2009. The decrease was due primarily to $62 million of favourable income tax-related adjustments recorded in the prior year. Net income before income tax-related adjustments increased by $6 million (see analysis table that follows).

•                  Basic earnings per share was $0.84 in the first quarter of 2010, a decrease of 17 cents per share from the first quarter of 2009. Basic earnings per share, before favourable income tax-related adjustments was 83 cents per share in the first quarter of 2010, compared to 81 cents per share in the first quarter of 2009 (see Section 5.2).

Analysis of Net income	Quarters ended March 31
($ millions)	2010	2009	Change
Net income	268	322	(54)
Deduct net favourable income tax-related adjustments (see Section 5.2)	(2)	(62)	60
Net income before favourable income tax-related adjustments	266	260	6

Liquidity and capital resources highlights, including a comparison of results for the first quarter of 2010, or measures as at March 31, 2010, to those in 2009:

•                  TELUS had unutilized credit facilities of more than $1.7 billion at March 31, 2010, as well as $100 million availability under the Company’s accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA (excluding restructuring costs) at March 31, 2010, was slightly under 2.0 times and within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio of adjusted net earnings at March 31, 2010, was 67% based on the annualized first quarter dividend and earnings for the most recent four quarters, excluding favourable income tax-related adjustments, the December 2009 loss on redemption of long-term debt, and a minimal impact from a net-cash settlement feature.

On May 4, 2010, the Board of Directors declared a quarterly dividend of 50 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 2, 2010, to shareholders of record at the close of business on June 10, 2010. This represents a 5.3% increase from the previous level of the dividend.

•                  Cash provided by operating activities decreased by $200 million in the first quarter of 2010 when compared to the same period in 2009. A first quarter 2010 reduction in proceeds from securitized accounts receivable decreased cash flow by $100 million. The cash flow decrease also included $37 million higher income tax payments and $26 million higher restructuring payments, with the balance primarily due to working capital changes.

•                  Cash used by investing activities decreased by $171 million in the first quarter of 2010 when compared to the same period in 2009. The decrease was primarily due to higher capital investment levels in 2009 to build out the Company’s 3G+ wireless high-speed packet access (HSPA) network and service capability for the November 2009 launch. The Company continues to invest in wireline and wireless broadband initiatives with full-year capital expenditures expected to be approximately $1.7 billion, down 19% from 2009. See Section 9.

•                  Cash used by financing activities increased by $27 million in the first quarter of 2010 when compared to the same period in 2009. Cash used by financing activities in the current quarter reflected dividend payments net of amounts reinvested in TELUS Non-Voting Shares issued from treasury under the Company’s amended dividend reinvestment plan (DRIP), partly offset by a $28 million increase in commercial paper. In the comparative 2009 period, Cash used by financing activities reflected payment of dividends with no corresponding issue of TELUS Non-Voting Shares from treasury under the DRIP, net of a $76 million aggregate increase in commercial paper and amounts drawn on the 2012 credit facility.

•                  Free cash flow increased by $121 million in the first quarter of 2010 when compared to the same period in 2009, as lower capital expenditures and improved EBITDA more than offset higher income tax and restructuring payments.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in its 2009 MD&A. Activities in the first quarter of 2010 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

The Company plans to substantially complete its wireline ADSL2+ network in 2010, to offer download speeds of 15 megabits per second (Mbps) or higher, and covering up to 90% of the top 48 communities in Alberta and B.C. by the end of the year. As a next step, the Company has started to deploy VDSL2 technology to bring network download speeds of up to 30 Mbps when the upgrade is largely completed for the top 48 communities by the end of 2011. The Company is also continuing its fibre to the home deployment in new residential areas. These investments in core infrastructure serve to strengthen the Company’s competitive position versus other wireless competitors and cable-TV companies.

Focusing relentlessly on the growth markets of data, IP and wireless

External wireless total revenues and wireline data revenues combined were $1,735 million (73% of consolidated revenue) in the first quarter of 2010. This reflects an increase of $67 million or 4.0% from the first quarter of 2009 where such revenues were $1,668 million (70% of consolidated revenue). Growth in aggregate wireless revenues and wireline data revenue offset a $67 million decline in wireline voice revenues.

Providing integrated solutions that differentiate TELUS from its competitors

The ongoing broadband build is expanding IP-based TELUS TV service coverage across B.C., Alberta and Eastern Quebec, providing more high-definition (HD) TV channels and personal video recorder (PVR) capabilities. The TELUS TV subscriber base more than doubled to 199,000 over the past 12 months. In February 2010, TELUS launched an enhanced version of TELUS TV powered by Microsoft Mediaroom. This new platform offers customers impressive new features including a single (PVR) solution for the whole home, which allows customers to record and play back shows on up to six TVs in a home.

Investing in internal capabilities to build a high-performance culture and efficient operations

TELUS realized approximately $37 million in operational efficiency savings during the first quarter of 2010 from initiatives implemented since the beginning of 2009. The Company expects to generate approximately $135 million of operating efficiency savings for the full year of 2010. This is expected to be partially offset by full-year restructuring expenses of approximately $75 million related to a reduction of approximately 1,000 domestic employees (see Key assumptions in Section 9).

The number of full-time equivalent (FTE) employees decreased by approximately 1,200 during the first quarter of 2010. This included a decrease of 600 domestic FTE employees resulting from past and current restructuring initiatives, attrition and hiring freezes. The remaining decrease included seasonal reductions in domestic part-time staff and TELUS International staff.

Beginning in March 2010 with a planned completion in May 2010, the Company began the process of uniting the operations of business and consumer solutions as part of an organizational change under the leadership of Joe Natale, who has been appointed Chief Commercial Officer and EVP & President of TELUS Customer Solutions. The expected benefits include: (i) increased capability to approach customers as one team with fully coordinated sales, marketing and customer care priorities; (ii) enhanced ability to share best practices, learning, programs, competitive strategies and go-to-market activities to deliver the experiences that customers demand; (iii) contributing to operational efficiencies and cost synergies contemplated in the Company’s 2010 restructuring target; and (iv) streamlining interfaces between TELUS Customer Solutions and business enabling units, which will facilitate improved prioritization of financial and human resources.

Ongoing efficiency initiatives include:

•                  simplifying or automating processes

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers

•                  decommissioning uneconomic products and services

•                  leveraging business process outsourcing and off-shoring to TELUS’ own international call centres.

Going to the market as one team under a common brand, executing a single strategy

This strategic imperative is expected to be facilitated by the creation of TELUS Customer Solutions, described above.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2010

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly® brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition were described in Section 4.1 of TELUS’ 2009 MD&A. See Key assumptions in Section 9 of this document for an update in respect of emerging competition from wireless new entrants.

Foreign ownership restrictions generally apply to all facilities-based telecommunications carriers, including wireless telecommunications companies, wireline telecommunications companies, and licensed broadcasting distribution undertakings. See Section 10.3 Regulatory for developments related to foreign ownership restrictions and other regulatory matters.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ 2009 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, issue new shares from treasury, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratios. On May 4, 2010, the Board of Directors approved a revised dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Reporting back on TELUS’ 2010 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The dividends paid on January 4 and April 1, 2010 were 47.5 cents per share, unchanged from 2009. The quarterly dividend declared for payment on July 2, 2010, was 50 cents per share.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Stronger free cash flow, as well as reduced cash outflow for dividends reinvested in TELUS Non-Voting shares issued from treasury, facilitated a reduction of $77 million in net debt during the first quarter of 2010.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity – The Company had unutilized credit facilities of more than $1.7 billion at March 31, 2010, as well as availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result slightly under 2.0 times at March 31, 2010.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — The ratio is 61 to 69% calculated on a $2.00 annualized dividend, as compared to current EPS - basic guidance of $2.90 to $3.30 (see Section 9).

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the only foreign currency-denominated debt issue.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent, in the future

At May 4, 2010, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 5 of the interim Consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results

($ in millions, except per share amounts)	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Operating revenues	2,375	2,443	2,411	2,377	2,375	2,454	2,450	2,399
Operations expense	1,429	1,577	1,456	1,451	1,441	1,479	1,465	1,477
Restructuring costs	6	77	32	53	28	38	10	4
EBITDA (1)	940	789	923	873	906	937	975	918
Depreciation	345	347	330	330	334	351	344	343
Amortization of intangible assets	108	94	100	94	93	84	92	77
Operating income	487	348	493	449	479	502	539	498
Other expense	8	10	6	11	5	11	6	2
Financing costs	112	230	101	106	95	118	122	114
Income before income taxes	367	108	386	332	379	373	411	382
Income taxes (recovery)	99	(48)	106	88	57	88	125	114
Net income	268	156	280	244	322	285	286	268
Net income attributable to Common Shares and Non-Voting Shares	267	155	279	243	321	285	285	267
Income per Common Share and Non-Voting Share - basic	0.84	0.49	0.88	0.77	1.01	0.90	0.89	0.83
- diluted	0.84	0.49	0.87	0.77	1.01	0.89	0.89	0.83
Cash dividends declared per Common Share and Non-Voting Share	0.475	0.475	0.475	0.475	0.475	0.475	0.45	0.45

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend reflects year-over-year growth in wireless revenues generated from an increasing subscriber base and increased equipment and other revenues. Wireless network revenue increased by 1.6% year-over-year in the first quarter of 2010, as subscriber growth more than offset a lower blended ARPU. Blended ARPU for the first quarter of 2010 decreased by 4.4% year-over-year and was an improved result from the 7.7% decline in fourth quarter of 2009. The general trend is caused by declining voice ARPU (as discussed further in Section 5.5), partially offset by data ARPU growth. Data ARPU improved from 2009 due to increased adoption of data plans driven by increased smartphone adoption. The growing demand for wireless data may challenge network and spectrum capacity in future (see Section 10.2 Technology). Wireless equipment and other revenues increased by 51.7% year-over-year in the first quarter of 2010 from the acquisition of Black’s Photo in September 2009 and increasing smartphone sales.

The expected entry of a number of new wireless competitors in 2010 and 2011 may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The consolidated revenue trend also reflects continued growth in wireline data revenue, but at a more moderate rate, more than offset by declining wireline legacy voice local and long distance revenues. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors, and winning a lower market share of new subscribers. See risk discussion in Section 10.1 Competition. Residential network access line (NAL) net losses have increased in the first quarter of 2010 as a result of aggressive promotional activity from the primary cable-TV competitor for local and Internet services. The Company has also experienced a larger number of disconnections and fewer installations of business NALs attributed to competition, technological substitution and cautious business spending.

The year-over-year decrease in operations expense in the first quarter of 2010 reflects fewer domestic full-time equivalent employees, partly offset by higher wireless retention costs, expenses from Black’s Photo and increased TELUS TV programming costs from doubling the subscriber base. The sequential and year-over-year increase in fourth quarter 2009 consolidated operations expense primarily reflects higher wireless retention costs associated with migration to smartphones, and expenses from Black’s Photo. The sequential decrease in consolidated operations expenses in the first quarter of 2009 resulted mainly from lower employee compensation.

Restructuring costs increased strongly from the fourth quarter of 2008 to the fourth quarter of 2009, as management accelerated efficiency initiatives, primarily in the wireline segment. While Restructuring costs in the first quarter of 2010 were the second lowest in the two-year period; it is expected that the full-year amount will be approximately $75 million as new initiatives are implemented (see Key assumptions in Section 9).

The sequential increase in depreciation expense beginning in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA network launched in November 2009. The sequential decline in depreciation in the first quarter of 2009 was due to certain assets still in use becoming fully depreciated for accounting purposes in 2008.

The sequential increase and year-over-year increase in Amortization in the first quarter of 2010 resulted from implementation of HSPA services in November 2009. Amortization in the fourth quarter of 2009 was reduced by application of approximately $10 million in investment tax credits following determination of eligibility by taxation authorities, for assets capitalized in prior years that are fully amortized. Similarly, amortization in the fourth quarter of 2008 was reduced by approximately $6 million for investment tax credits. The sequential increase in amortization of intangible assets in the third quarter of 2008 was due to implementation of the converged billing platform for B.C. residential customers in July 2008.

Financing costs in the fourth quarter of 2009 include a $99 million loss on redemption of long-term debt to early redeem 30% of the principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwind related cross currency interest rate swaps. The partial redemption was financed with a new ten-year $1 billion 5.05% Note issue. Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments ($ in millions, except EPS amounts)	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Approximate Net income impact	2	79	14	19	62	32	—	—
Approximate EPS impact	0.01	0.25	0.04	0.06	0.20	0.10	—	—
Approximate basic EPS excluding income tax-related impacts	0.83	0.24	0.84	0.71	0.81	0.80	0.89	0.83

5.3 Consolidated operations

	Quarters ended March 31
($ millions, except EBITDA margin)	2010	2009	Change
Operating revenues	2,375	2,375	—%
Operations expense	1,429	1,441	(0.8)%
Restructuring costs	6	28	(78.6)%
EBITDA (1)	940	906	3.8%
Depreciation	345	334	3.3%
Amortization of intangible assets	108	93	16.1%
Operating income	487	479	1.7%
EBITDA margin (%) (2)	39.6	38.1	1.5	pts.

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 5.4 Wireline segment, Section 5.5 Wireless segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues were unchanged in the first quarter of 2010 when compared to the same period in 2009, as wireless growth offset wireline revenue declines. Wireless segment network revenue increased by $17 million from growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice revenue. Wireless equipment and other revenue increased by $30 million from the acquisition of Black’s Photo in September 2009 and increased smartphone sales. Wireline segment data revenue increased by $20 million from growth in TELUS TV, enhanced data and managed services, but was more than offset by legacy voice revenues that declined by $67 million.

Operations expense

Operations expense decreased by $12 million in the first quarter of 2010 when compared to the same period in 2009.

	Quarters ended March 31
($ millions)	2010	2009	Change
Salaries, benefits (1) and employee-related expenses	570	591	(3.6)%
Other operations expenses	859	850	1.1%
	1,429	1,441	(0.8)%

(1)             Includes defined benefit pension plan expenses of $7 million in 2010 and $4 million in 2009, principally in the wireline segment.

In respect of changes in operations expense:

•                  Salaries, benefits and employee-related expenses decreased by $21 million, mainly due to lower wireline base salaries from fewer domestic full-time equivalent (FTE) employees and continued reduction of discretionary employee-related expenses (see Investing in internal capabilities in Section 2). This was partially offset by an increase in wireless G&A costs from inclusion of expenses from Black’s Photo, acquired in September 2009.

•                  Other operations expenses increased by $9 million, mainly due to higher wireless subscriber retention costs and TELUS TV programming costs, partly offset by lower wireline costs of sales and one-time operating savings in both segments.

Restructuring costs

Restructuring costs in the first quarter of 2010 decreased by $22 million when compared to the same period in 2009. Restructuring costs were primarily severance costs in respect of efficiency initiatives described in Investing in internal capabilities in Section 2. An expense of approximately $75 million is expected for efficiency initiatives in 2010.

EBITDA

Consolidated EBITDA increased by $34 million in the first quarter of 2010 when compared to the same period in 2009, primarily due to lower restructuring costs and traction from efficiency initiatives, as well as a high margin application software sale and one-time operating savings in the first quarter of 2010. Wireline EBITDA increased by $25 million and wireless EBITDA increased by $9 million.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses increased by $26 million in the first quarter of 2010 when compared to the same period in 2009.

•                  Depreciation increased by $11 million primarily from growth in capital assets, including the wireless HSPA network.

•                  Amortization increased by $15 million from increased software assets, including application software supporting wireless HSPA services.

Operating income

Operating income increased by $8 million in the first quarter of 2010 when compared to the same period in 2009, as higher EBITDA was partially offset by increased depreciation and amortization expenses.

Other income statement items

Other expense, net	Quarters ended March 31
($ millions)	2010	2009	Change
	8	5	60.0%

Other expense, net includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

The increase in Other expense, net primarily reflects earlier timing in charitable donations in 2010, partly offset by gains on minor investments. Accounts receivable securitization expenses were approximately $2 million in the first quarter of 2010 and 2009, as higher average proceeds from securitized accounts receivable in 2010 were offset by lower average rates. See Section 7.6 Accounts receivable sale for additional information.

Financing costs	Quarters ended March 31
($ millions)	2010	2009	Change
Interest on long-term debt, short-term obligations and other	113	115	(1.7)%
Foreign exchange losses (gains)	—	(7)	n/m
Interest income (tax refunds)	—	(12)	n/m
Interest income (other)	(1)	(1)	—%
	112	95	17.9%

n/m — not meaningful.

Interest on long-term debt, short-term obligations and other decreased by $2 million in the first quarter of 2010 when compared to the same period in 2009, resulting from a lower average debt balance and lower effective interest rate. Interest income on tax refunds in 2009 was related to the settlement of prior years’ tax matters.

Income taxes	Quarters ended March 31
($ millions, except tax rates)	2010	2009	Change
Basic blended federal and provincial tax at statutory income tax rates	106	115	(7.8)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(7)	(19)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(1)	(40)	n/m
Share option award compensation	1	1	—
	99	57	73.7%
Blended federal and provincial statutory tax rates (%)	28.9	30.3	(1.4	)pts.
Effective tax rates (%)	27.0	15.0	12.0	pts.

Basic blended statutory income taxes decreased by $9 million in the first quarter of 2010 when compared to the same period in 2009 due to the 3.2% decrease in Income before income taxes, as well as lower blended statutory income tax rates. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues. Changes to B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter. In addition, enacted federal income tax rates decreased in 2010.

Other comprehensive income	Quarters ended March 31
($ millions, except tax rates)	2010	2009	Change
	16	30	(46.7)%

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt.

5.4 Wireline segment

Operating revenues — wireline segment	Quarters ended March 31
($ millions)	2010	2009	Change
Voice local	439	470	(6.6)%
Voice long distance	133	166	(19.9)%
Data	558	538	3.7%
Other	68	71	(4.2)%
External operating revenue	1,198	1,245	(3.8)%
Intersegment revenue	36	33	9.1%
Total operating revenues	1,234	1,278	(3.4)%

Total wireline segment revenues decreased by $47 million in the first quarter of 2010 when compared to the same period in 2009, as follows.

•                  Voice local revenue decreased by $31 million. The decrease continues to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, and technological substitution by wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services, competitor activity including price competition, and cautious business spending following the recent economic downturn.

Wireline operating indicators

	As at March 31
(000s)	2010	2009	Change
Network access lines (NALs) (1)
Residential	2,173	2,354	(7.7)%
Business	1,735	1,769	(1.9)%
Total	3,908	4,123	(5.2)%

	Quarters ended March 31
(000s)	2010	2009	Change
Net (losses) additions in NALs
Residential	(50)	(44)	(13.6)%
Business	(8)	(9)	11.1%
Total	(58)	(53)	(9.4)%

(1)    As a result of a periodic subscriber measurement review and correction, historical NALs have been restated for the prior periods commencing in 2007. Total NALs at March 31, 2009, reflect a reduction of 7,000 residential NALs from the previously reported number in respect of TELUS TV subscribers that did not subscribe to voice lines services, but were inadvertently included in NAL counts. Business NALs were reduced by 65,000 from the previously reported number due to the clean up and removal of inaccurate subscriber records as part of the integration of billing and subscriber reporting processes, as well as the consistent application of industry measurement practices across TELUS.

Residential access line net losses increased in the first quarter of 2010, relative to the quarterly loss experience in 2009, as a result of aggressive promotional activity from the primary cable-TV competitor for local and Internet services. Business NAL losses continue to reflect declines in voice lines particularly in Western Canada from competitor promotional activity, partially offset by growth in data lines nationally. Growth in certain data services such as private networks is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•                  Voice long distance revenue decreased by $33 million. The decrease reflects ongoing industry-wide price competition, losses of local subscribers, and technological substitution to wireless and Internet-based services. An increase in retail business minute volumes was largely offset by lower consumer and wholesale minute volumes.

•                  Wireline data revenues increased by $20 million. The increases resulted from: (i) subscriber growth in TELUS TV services; (ii) increased Internet, enhanced data and hosting services, partly offset by lower average retail prices from competitive pricing pressure; and (iii) higher managed workplace revenues from a high margin software application sale in the first quarter of 2010. These increases were partly offset by declining legacy basic services and lower data equipment sales.

Wireline operating indicators

	As at March 31
(000s)	2010	2009	Change
Internet subscribers
High-speed (1)	1,131	1,105	2.4%
Dial-up	80	114	(29.8)%
Total (1)	1,211	1,219	(0.7)%
TELUS TV subscribers (2)	199	98	103.1%

	Quarters ended March 31
(000s)	2010	2009	Change
Net additions (losses) of Internet subscribers
High-speed	3	14	(78.6)%
Dial-up	(7)	(10)	30.0%
Total	(4)	4	n/m
TELUS TV subscriber net additions (2)	29	20	45.0%

(1)    High-speed and total Internet subscribers at March 31, 2009 were reduced by 5,000 for the opening balance adjustment reported in second quarter of 2009. Net additions have not been restated for the first quarter of 2009.

(2)    Includes TELUS Satellite TV™ subscribers beginning in second quarter of 2009.

High-speed Internet subscriber net additions were lower in the first quarter of 2010 than the same period in 2009. The decrease in net additions continues to reflect competitive intensity and a maturing market. TELUS TV subscriptions more than doubled in the 12-month period ended March 31, 2010, through improved installation capability, availability of high-definition TV channels and personal video recorders (PVRs), increasing geographic coverage of IP TV, the launch of TELUS Satellite TV service in mid-2009, and the marketing of bundled offers.

•                  Other revenue decreased by $3 million from lower voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended March 31
($ millions)	2010	2009	Change
Salaries, benefits (1) and employee-related expenses	425	452	(6.0)%
Other operations expenses	362	382	(5.2)%
Operations expenses	787	834	(5.6)%
Restructuring costs	4	26	(84.6)%
Total operating expenses	791	860	(8.0)%

(1)    Includes defined benefit pension plan expenses of $7 million in 2010 and $4 million in 2009.

Total wireline operating expenses decreased by $69 million in the first quarter of 2010 when compared to the same period in 2009.

•                  Salaries, benefits and employee-related expenses decreased by $27 million, mainly due to a decrease in base salaries from fewer domestic full-time equivalent (FTE) employees and continued reduction of discretionary employee-related expenses such as travel and overtime.

•                  Other operations expenses decreased by $20 million, principally due to lower cost of sales from lower equipment sales volumes and implementation of related services, as well as lower transit and termination costs from lower outbound international long distance minutes volumes and one-time operating savings. The decreases were partially offset by higher programming costs for TELUS TV services related to the doubled subscriber base, and to a lesser extent, higher access facility costs from implementing large complex enterprise deals.

•                  Restructuring costs decreased by $22 million, reflecting relatively high level of restructuring activities in the prior year period, and expectations of lower restructuring charges for the full year of 2010, when compared to 2009 (see Section 9). See current initiatives under the Company’s operating efficiency program in Investing in internal capabilities in Section 2.

	Quarters ended March 31
EBITDA — wireline segment	2010	2009	Change
EBITDA ($ millions)	443	418	6.0%
EBITDA margin (%)	35.9	32.7	3.2	pts.

The wireline segment EBITDA increased by $25 million in the first quarter of 2010 when compared to the same period in 2009. Improvement in the EBITDA margin resulted from lower restructuring costs and operating savings realized from efficiency initiatives to alleviate declining voice revenues, as well as a high margin software application sale in the first quarter of 2010.

5.5 Wireless segment

Operating revenues — wireless segment	Quarters ended March 31
($ millions)	2010	2009	Change
Network revenue	1,089	1,072	1.6%
Equipment and other revenue	88	58	51.7%
External operating revenue	1,177	1,130	4.2%
Intersegment revenue	7	7	—%
Total operating revenues	1,184	1,137	4.1%

Wireless segment revenues increased by $47 million in the first quarter of 2010 when compared to the same period in 2009. In respect of year-over-year revenue growth:

•                  Network revenue increased by $17 million due to continued wireless data revenue growth and the 6.4% growth in the subscriber base. Data revenue increased by $50 million or 24% and was partially offset by a $33 million or 3.7% decrease in voice revenues. Wireless data revenues now represent 24% of network revenue as compared to 19% from the same period in 2009. The growth in data revenues reflects strength in smartphone service revenues and text messaging driven by increased penetration of smartphones, increased adoption of data plans, higher-speed HSPA and EVDO-capable handsets, mobile Internet keys, and higher inbound data roaming volumes, partly offset by lower roaming rates.

Smartphones represented 33% of postpaid gross additions in the first quarter of 2010, as compared to 18% in the same period in 2009. Subscribers with smartphones now represent 22% of the postpaid subscriber base as compared to 15% for the first quarter of 2009, and generate ARPU significantly higher than messaging and voice-only devices. A higher smartphone mix is expected to positively impact future data revenue growth and ARPU, while increasing network usage and future costs of retention compared to historical levels.

Blended ARPU of $55.80 decreased by $2.59 or 4.4% in the first quarter of 2010 when compared to the same period in 2009, and reflected the seasonal sequential decline when compared to $57.38 in the fourth quarter of 2009. Data ARPU in the first quarter of 2010 was $13.14, an increase of $1.88 or 17% when compared to the same period in 2009. Voice ARPU in the first quarter of 2010 was $42.66, a decrease of $4.47 or 9.5% when compared to the prior year quarter. While the voice ARPU decline moderated from the 12% decrease experienced in the fourth quarter of 2009, it is a continuing trend caused by: declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans, increased penetration and lower service revenue of the Koodo brand, an increasing volume of mobile Internet key subscriptions from which there is no voice revenue, lower Mike service ARPU, elimination of system access fees and carrier e911 charges, and decreased inbound roaming rates, partly offset by higher service feature revenues and increased inbound roaming volumes.

Gross and net subscriber additions reflect improving economic conditions, enhanced distribution for the iPhone commencing in March 2010 and a concerted effort to attract and retain high value postpaid customers, when comparing to the first quarter of 2009. Overall gross subscriber additions increased by 2.9% in the first quarter of 2010, while strong postpaid subscriber gross additions of 238,000 represented a 10.7% increase compared to the same period in 2009. The proportion of postpaid subscriber gross additions represented approximately 67% of total gross additions for the first quarter of 2010, up five percentage points when compared to the first quarter of 2009.

Net additions for the first quarter of 2010 were 51,000, up 6.3% from the same period in 2009, and reflect a continued improvement in the postpaid / prepaid mix of gross and net subscriber additions. Postpaid subscriber net additions of 65,000 increased by 48% in the first quarter of 2010 when compared to the same period in 2009, and represented 127% of total net additions for the first quarter of 2010, as compared to 92% in the same period of 2009. Prepaid subscribers decreased by 14,000 in the first quarter of 2010 as the Company did not respond to competitor handset discounting in the prepaid segment and retained focus on higher value, postpaid subscriber growth. The decrease in prepaid subscribers in 2010 compares to net additions of 4,000 in the first quarter of 2009.

The blended churn rate improved to 1.55% in the first quarter of 2010 from 1.62% in the same period in 2009. The decreased churn rate reflects lower involuntary churn, as a result of the improving economy, partly offset by increased competitive marketing intensity within both the postpaid and prepaid market segments.

•                  Equipment sales, rental and service revenue in the first quarter of 2010 increased by $30 million largely due to the acquisition of Black’s Photo in September 2009, and to a lesser extent, higher per-unit revenues from an increasing smartphone mix and higher acquisition and retention volumes, as well as increased accessory sales.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at March 31
	2010	2009	Change
Subscribers (000s)
Postpaid	5,355	4,966	7.8%
Prepaid	1,220	1,211	0.7%
Total	6,575	6,177	6.4%
Proportion of subscriber base that is postpaid (%)	81.4	80.4	1.0	pt.
Digital POPs(1) covered (millions)(2)	33.7	32.7	3.1%
HSPA POPs covered (millions)(2)	31.3	—	n/m

	Quarters ended March 31
	2010	2009	Change
Subscriber gross additions (000s)
Postpaid	238	215	10.7%
Prepaid	118	131	(9.9)%
Total	356	346	2.9%
Subscriber net additions (000s)
Postpaid	65	44	47.7%
Prepaid	(14)	4	n/m
Total	51	48	6.3%
ARPU (3) ($)	55.80	58.39	(4.4)%
Churn, per month (3) (%)	1.55	1.62	(0.07	)pts.
Average monthly minutes of use per subscriber (MOU)	359	382	(6.0)%
COA (4) per gross subscriber addition (3) ($)	322	336	(4.2)%
Retention spend to network revenue (3) (%)	11.3	10.5	0.8	pts.
EBITDA excluding COA ($ millions)	611	604	1.2%
EBITDA to network revenue (%)	45.6	45.5	0.1	pts.

pt., pts. — percentage point(s)

(1)             POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)             Including roaming/resale agreements, principally with Bell Canada.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(4)             Cost of acquisition.

Operating expenses — wireless segment	Quarters ended March 31
($ millions)	2010	2009	Change
Equipment sales expenses	218	183	19.1%
Network operating expenses	157	154	1.9%
Marketing expenses	86	93	(7.5)%
General and administration (G&A) expenses
Salaries, benefits and employee-related expenses	145	139	4.3%
Other G&A expenses	79	78	1.3%
Operations expense	685	647	5.9%
Restructuring costs	2	2	—%
Total operating expenses	687	649	5.9%

Wireless segment total operating expenses in the first quarter of 2010 increased by $38 million when compared to the same period in 2009. In respect of increased wireless total operating expenses:

•                  Equipment sales expenses increased by $35 million due in part to higher acquisition and retention volumes and higher per-unit costs to support migration of clients to smartphones, including the Apple iPhone 3G and 3GS. This category includes results from Black’s since September 2009.

•                  Network operating expenses increased by $3 million. The increase reflected the introduction of regulated e911 fees for wireless subscribers in Quebec and slightly higher costs to support 24% growth in data revenues. The continued penetration of smartphones drove increases in revenue-share volumes to third parties and licensing volumes to service providers, but was mostly offset by lower negotiated revenue-share and licensing rates. Growth in roaming volumes was offset by lower roaming costs from reduced rates.

•                  Marketing expenses decreased by $7 million, as a shift in non-smartphone product mix and loading through lower variable cost channels resulted in lower overall commissions. First quarter COA per gross subscriber addition decreased by $14 or 4.2% compared to the first quarter of 2009, as lower commissions per gross subscriber addition were partly offset by higher per-unit subsidy costs driven by a higher smartphone mix.

Retention costs as a percentage of network revenue increased to 11.3% in the first quarter of 2010 as compared to 10.5% in the same period in 2009. Retention costs increased from higher retention volumes related to a larger subscriber base, as well as higher per-unit subsidy costs from an increased volume of clients migrating to smartphones, including upgrades to HSPA devices.

•                  Total G&A expenses increased by $7 million, mainly from $6 million in higher salaries, benefits and employee-related costs due to the inclusion in 2010 of expenses from Black’s Photo. Other G&A expenses increased slightly as inclusion of expenses from Black’s Photo and increased external labour costs supporting the growing subscriber base were largely offset by a lower bad debt expense and one-time operating savings. Bad debt expense decreased by $9 million, reflecting decreased involuntary subscriber churn from an improving economy.

•                  Restructuring costs were unchanged. For current restructuring activities, see Investing in internal capabilities in Section 2.

	Quarters ended March 31
EBITDA — wireless segment	2010	2009	Change
EBITDA ($ millions)	497	488	1.8%
EBITDA margin (%)	42.0	42.9	(0.9	)pts.

The wireless segment EBITDA increased by $9 million in the first quarter of 2010 when compared to the same period in 2009. This reflects improvement in terms of data growth, lower ARPU erosion and lower bad debt expense. As expected, wireless margins continue to be pressured primarily due to increase retention costs associated with smartphone adoption, following the launch of the new HSPA network and related devices in late 2009.

6.              Changes in financial position

Changes in the Consolidated statements of financial position for the three-month period ended March 31, 2010, are as follows:

Financial position as at:	Mar. 31,	Dec. 31,
($ millions)	2010	2009	Changes		Explanation of the change
Current Assets
Cash and temporary investments, net	46	41	5	12%	See Section 7: Liquidity and capital resources
Accounts receivable	737	694	43	6%

The increase reflected a $100 million reduction in proceeds from securitized accounts receivable (see Section 7.6), partly offset by lower wireless accounts receivable due to a decline in postpaid ARPU and seasonal decrease in receivables from dealers. Accounts receivable turnover was 43 days at March 31, 2010 compared to 46 days at December 31, 2009 and 43 days at March 31, 2009.

Income and other taxes receivable	31	16	15	94%	Increase due to reclassification of balances from long-term assets, as well as final income tax payments in 2010 for the 2009 tax year
Inventories	206	270	(64)	(24)%	Primarily a decrease in wireless handset volumes, parts and accessories, and lower average cost of new handsets
Prepaid expenses	173	105	68	65%	Mainly payment of annual wireless licence fees and employee benefits, net of amortization
Derivative assets	2	1	1	100%	Fair value adjustments on operational hedges for TELUS International

Current Liabilities
Accounts payable and accrued liabilities	1,388	1,385	3	—%	Primarily reflects an increase in accrued interest payable and employee benefits payable, offset by lower trade payables and accrued liabilities arising from lower capital expenditure levels
Income and other taxes payable	6	182	(176)	(97)%	Reflects final income tax payments in 2010 for the 2009 tax year, partially offset by the 2010 current income tax expense net of 2010 instalments
Restructuring accounts payable and accrued liabilities	86	135	(49)	(36)%	Payments exceeded new obligations under restructuring initiatives
Dividends payable	152	150	2	1%	—
Advance billings and customer deposits	687	674	13	2%	Primarily reflects deferred revenues becoming current
Current maturities of long-term debt	82	82	—	—%	The balance in both periods includes the May 2010 maturity of $50 million TCI 12% Series 1 debentures and the July 2010 maturity of $30 million TCI 11.5% Series U First Mortgage Bonds
Derivative liabilities	48	62	(14)	(23)%	Fair value adjustments for share option and restricted share unit hedges, and cash settled option derivative unwind, partly offset by foreign exchange hedges for wireless handsets
Current portion of future income taxes	288	294	(6)	(2)%	Lower partnership income not yet allocated to corporate partners at March 31, 2010 compared to December 31, 2009

Working capital (1)	(1,542)	(1,837)	295	16%

The improvement in working capital was enabled by sequentially lower operating and capital expenditures in the first quarter, as well as faster turnover of receivables, facilitating payment of income taxes and restructuring obligations.

(1)    Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position, continued from the previous page.

Financial position as at:	Mar. 31,	Dec. 31,
($ millions)	2010	2009	Changes		Explanation of the change
Non-Current Assets
Property, plant, equipment and other, net	7,637	7,729	(92)	(1)%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	5,096	5,148	(52)	(1)%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3 Consolidated operations. Included in the balances for both periods are wireless spectrum licences of $3,849 million.

Goodwill, net	3,572	3,572	—	—%	—
Other long-term assets	1,642	1,602	40	2%	Primarily pension plan funding and continued amortization of transitional pension assets
Investments	40	41	(1)	(2)%	Reflects the sale of a small investment, net of a new investment

Non-Current Liabilities
Long-Term Debt	6,072	6,090	(18)	—%	Includes a $46 million decrease in the Canadian dollar value of U.S. dollar Notes and a $28 million increase in commercial paper
Other Long-Term Liabilities	1,281	1,271	10	1%

Includes a $26 million increase for changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liability associated with the 2011 U.S. dollar Notes (offset in Long-Term Debt and Other comprehensive income), net of a portion of deferred revenue becoming current

Future Income Taxes	1,362	1,319	43	3%	An increase in future taxes on long-term assets and liabilities, including unrealized gains and losses on derivatives

Owners’ Equity
Common Share and Non-Voting Share equity	7,709	7,554	155	2%	Mainly Net income of $267 million and Other comprehensive income of $16 million attributable to holders of Common Shares and Non-Voting Shares, less declared dividends of $152 million
Non-controlling interests	21	21	—	—%	Net income of $1 million attributable to non-controlling interests less dividends of $1 million paid by a subsidiary to a non-controlling interest.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary of Consolidated statements of cash flows	Quarters ended March 31
($ millions)	2010	2009	Change
Cash provided by operating activities	414	614	(32.6)%
Cash used by investing activities	(307)	(478)	35.8%
Cash used by financing activities	(102)	(75)	(36.0)%
Increase (decrease) in cash and temporary investments, net	5	61	—
Cash and temporary investments, net, beginning of period	41	4	—
Cash and temporary investments, net, end of period	46	65	(29.3)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $200 million in the first quarter of 2010 when compared to the same period in 2009, primarily due to the following.

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the Consolidated statements of cash flow) are a use of cash when proceeds are reduced and a source of cash when the proceeds are increased. In the first quarter of 2010, the Company reduced proceeds from securitized accounts receivable by $100 million, compared to no change in the first quarter of 2009. See Section 7.6 Accounts receivable sale.

•                  EBITDA increased by $34 million, as described in Section 5: Discussion of operations. Excluding restructuring costs, EBITDA increased by $12 million.

•                  Payments under restructuring plans increased by $26 million.

•                  Interest paid decreased by $13 million, mainly due to financing activities in 2009 that increased the proportion of fixed rate, semi-annual interest debt, reduced variable rate commercial paper and eliminated all amounts drawn on the 2012 credit facility.

•                  Income tax payments, net of refunds received, were $251 million in the first quarter of 2010, or an increase of $37 million from the same period in 2009. Payments included final instalments in respect of the preceding tax year as well as current year instalments.

•                  Other changes in working capital, including a smaller reduction in customer accounts receivable during the first quarter of 2010 compared to the first quarter of 2009.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $171 million in the first quarter of 2010 when compared to the same period in 2009, primarily due to lower capital expenditures. Property, plant and equipment and intangible assets under construction were $546 million, a decrease of $43 million from December 31, 2009, reflecting a lower capital intensity level in 2010.

Capital expenditures	Quarters ended March 31
($ millions, except capital intensity)	2010	2009	Change
Wireline segment	252	278	(9.4)%
Wireless segment	59	196	(69.9)%
Total capital expenditures	311	474	(34.3)%
EBITDA less capital expenditures (1)	629	432	45.6%
Capital intensity (2) (%)	13	20	(7	)pts.

(1)             See Section 11.1 EBITDA for the calculation and description.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $163 million in the first quarter of 2010 when compared to the same period in 2009. Lower capital intensity in 2010 primarily reflects the considerable build activity throughout 2009 for the wireless HPSA 3G+ network that was launched in November 2009. The Company expects capital expenditures for the full year of 2010 to decrease by approximately $400 million or 19%, as compared to 2009 (see Section 9). EBITDA less capital expenditures increased by $197 million, or 46%, in the first quarter of 2010 when compared to the same period in 2009.

•                  Wireline segment

Wireline capital expenditures decreased by $26 million in the first quarter of 2010 when compared to the same period in 2009. The decrease reflected lower expenditures for network growth as demand moderated and such expenditures were relatively high in 2009 for a first quarter period. This was partly offset by increased spending for TELUS TV and other wireline broadband initiatives (see Section 2: Core business and strategy). Wireline capital intensity decreased to 20% in the first quarter of 2010 from 22% in the first quarter of 2009. Wireline cash flow (EBITDA less capital expenditures) was $191 million in the first quarter of 2010, up by $51 million or 36% from the first quarter of 2009.

•                  Wireless segment

Wireless capital expenditures decreased by $137 million in the first quarter of 2010 when compared to the same period in 2009. The decrease in 2010 was due to activity in the prior year to construct the new HSPA 3G+ network, which was substantially completed and launched in November 2009, as well as lower expenditures for the mature CDMA network. Consequently, wireless capital intensity decreased to 5% in the first quarter of 2010 from 17% in the first quarter of 2009, due to transitioning to a sustainment mode following the November 2009 HSPA launch. Capital spending is expected to pick up in future quarters. Wireless cash flow (EBITDA less capital expenditures) was $438 million in the first quarter of 2010, up by $146 million or 50% from the first quarter of 2009.

7.3 Cash used by financing activities

Net cash used by financing activities increased by $27 million in the first quarter of 2010 when compared to the same period in 2009.

•                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $129 million in the first quarter of 2010, in respect of the 47.5 cent per share dividend declared in the fourth quarter of 2009. The amount is the dividend payable at December 31, 2009, net of $22 million dividends reinvested in TELUS Non-Voting Shares under the Company’s amended dividend reinvestment plan (DRIP), where shares were issued from treasury at a 3% discount rather than being purchased in the open market. The DRIP participation rate at January 4, 2010, was approximately 14%. The dividend payment of $151 million in the first quarter of 2009 was in respect of the 47.5 cent per share dividend declared in the fourth quarter of 2008.

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2010, issued commercial paper increased by $28 million to $495 million, while no amounts were drawn against the 2012 credit facility (unchanged from December 31, 2009). In comparison, during the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, March 31	2010	2009	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,235	7,301	(66)
Total capitalization — book value	15,021	14,715	306
EBITDA — excluding restructuring costs	3,693	3,816	(123)
Net interest cost	549	449	100
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	88	76	12	pts.
Average term to maturity of debt (years)	4.8	3.8	1
Net debt to total capitalization (%) (1)	48.2	49.6	(1.4	)pts.
Net debt to EBITDA — excluding restructuring costs (1)	2.0	1.9	0.1
Coverage ratios (1)
Interest coverage on long-term debt (Earnings coverage)	3.1	4.3	(1.2)
EBITDA — excluding restructuring costs interest coverage	6.7	8.5	(1.8)
Other measures
Free cash flow ($ millions) (2)	621	(42)	663
Dividend payout ratio of adjusted net earnings (%) (1)	67	57	10	pts.
Dividend payout ratio (%) (1)	64	52	12	pts.

(1)             See Section 11.4 Definitions of liquidity and capital resource measures.

(2)             See Section 11.2 Free cash flow for the definition.

The decrease in Net debt at March 31, 2010, as compared to one year earlier, reflects a number of financing activities in 2009, including a reduction in commercial paper, elimination of amounts drawn on the 2012 bank facility and partial early redemption of U.S. dollar Notes, largely offset by a $700 million five-year Note issue in May and a $1 billion 10-year Note issue in December. The increase in total capitalization primarily reflects increased retained earnings. Net debt to EBITDA (excluding restructuring costs) increased by 0.1, as the decrease in 12-month trailing EBITDA before restructuring costs was only partly offset by lower net debt.

The proportion of debt on a fixed-rate basis was 88% on March 31, 2010, up from 76% one year earlier primarily due to the May 2009 issue of Series CF Notes and repayment of amounts drawn on the 2012 credit facility, partly offset by increased securitization of accounts receivable. The average term to maturity of debt increased to 4.8 years at March 31, 2010, from 3.8 years at March 31, 2009, primarily due to the December 2009 issue of ten-year Series CG Notes and early partial redemption of U.S. dollar Notes due June 1, 2011.

The interest coverage on long-term debt ratio was 3.1 times for the 12-month period ended March 31, 2010, down from 4.3 times one year earlier. An increase in long-term interest expense (mostly due to the $99 million loss on redemption of long-term debt recorded in December 2009) decreased the ratio by 0.7, while lower 12-month trailing earnings before long-term interest and income taxes decreased the ratio by 0.5. The EBITDA (excluding restructuring costs) interest coverage ratio for the 12-month period ended March 31, 2010, was 6.7 times, down from 8.5 times one year earlier, due mainly to the loss on redemption of long-term debt recorded in December 2009. This ratio calculated to exclude the loss on redemption was 8.2 times at March 31, 2010.

Free cash flow (FCF) for the 12-month period ended March 31, 2010, increased by $663 million when compared to the 12-month period ended March 31, 2009. The increase in FCF resulted from lower total capital expenditures, partly offset by lower EBITDA and higher restructuring, interest and income tax payments.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at March 31, 2010 was slightly under 2.0 times.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The current guideline was approved on May 4, 2010, and signals management and Board confidence in the mid-term outlook of the Company into 2011. The increased payout ratio is seen as appropriate to the Company’s prospects for earnings and cash flow growth, and moderating capital expenditure investments. The ratio is 61 to 69% calculated on a $2.00 annualized dividend as compared to current full-year 2010 guidance of $2.90 to $3.30 for EPS — basic.

7.5 Credit facilities

At March 31, 2010, TELUS had available liquidity exceeding $1.7 billion from unutilized credit facilities, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity. The Company also has availability under its accounts receivable securitization program at March 31, 2010 (see Section 7.6).

TELUS credit facilities at March 31, 2010

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(123)	(495)	1,382
364-day revolving facility (2)	December 31, 2010	300	—	—	—	300
Other bank facilities	—	62	(1)	(3)	—	58
Total	—	2,362	(1)	(126)	(495)	1,740

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 2.0 to 1 at March 31, 2010) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 6.7 to 1 at March 31, 2010) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May 4, 2010.

Balance of proceeds from securitized receivables ($ millions)	2010, Mar. 31	2009, Dec. 31	2009, Sept. 30	2009, June 30	2009, Mar. 31	2008, Dec. 31	2008, Sept. 30	2008, June 30
	400	500	400	400	300	300	250	150

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as at May 4, 2010.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to were described in TELUS’ 2009 MD&A. Certain updates follow:

Credit risk

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at March 31, 2010, the weighted average life of customer accounts receivable was 31 days (December 31, 2009 — 36 days) and the weighted average life of past-due customer accounts receivable was 76 days (December 31, 2009 — 72 days).

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at March 31, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $3 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

Net income and other comprehensive income for the years ended March 31, 2010 and 2009, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk and other price risk arising from share-based compensation is shown in Note 4 of the interim Consolidated financial statements.

Commitments and contingent liabilities

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at March 31, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at March 31, 2010, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain intellectual property infringement claims and potential claims against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 18(b) of the interim Consolidated financial statements and certain updates to litigation and legal matters in Section 10.5 of this document.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at March 31, 2010.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at March 31, 2010	174.8	143.6	318.4	(1)
Options outstanding and issuable (2) at March 31, 2010	0.1	15.1	15.2
Outstanding and issuable shares at March 31, 2010	174.9	158.7	333.6

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 318.6 million for the quarter ended March 31, 2010.

(2)             Assuming full conversion and ignoring exercise prices.

The number of outstanding and issuable shares at April 30, 2010, was not materially different than at March 31, 2010. Approximately 922,000 TELUS Non-Voting Shares were issued from treasury under the dividend reinvestment plan (DRIP) for the dividend paid on April 1, 2010. The DRIP participation rate was approximately 21% for April 1 dividend, up from 14% for the January 4, 2010 dividend.

The Board of Directors approved a recommended increase of 15 million Non-Voting Shares to the share option reserve, and the proposed increase is to be voted on by shareholders at the May 5, 2010 annual and special general meeting.

In March 2010, the federal government announced its intention to change the tax treatment of certain share-based compensation. Should the changes be enacted, the Company may find it necessary to revise its share-based compensation plans or waive deductions on the cash settlement of share options.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2009 MD&A. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

Transition to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

The discussion in this section includes expectations at the reporting date about the transition from Canadian GAAP to IFRS as issued by the IASB, or IFRS-IASB (subsequently referred to as IFRS).

Key dates:

•                  January 1, 2010 (transition date): An opening statement of financial position according to IFRS will be prepared, as at this date, to facilitate the changeover to IFRS in 2011. TELUS will continue to report its fiscal 2010 and comparative 2009 results according to Canadian GAAP.

•                  January 1, 2011 (changeover date): The date after which TELUS will prepare and report interim and annual 2011 financial statements with 2010 comparatives according to IFRS.

Transition date impacts and policy choices

The transition to IFRS requires the Company to apply IFRS 1, or the requirements for preparing IFRS-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover, and includes a requirement for retrospective application of each IFRS, as if they were always in effect. IFRS 1 also mandates certain exceptions to retrospective application and provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRSs. The Company disclosed its initial decisions regarding transition date impacts in Section 8.2.1 its 2009 MD&A. In addition, the Company determined a modest number of areas where changes in accounting policies were expected that may impact the Consolidated financial statements, disclosed in Section 8.2.2 of its 2009 MD&A.

Policy area	Choices and impacts
Employee benefits • Recognition of cumulative actuarial gains or losses and transitional assets at the IFRS transition date

IFRS 1 optional exemption and transition date impact: The Company currently expects to record 100% of the actuarial gains or losses and transitional assets of its defined benefits pension plans as an opening balance adjustment to Retained earnings.

• Recognition of ongoing actuarial gains and losses	Ongoing impact: The Company currently expects to record 100% of the ongoing actuarial gains or losses in Other comprehensive income.

Fair value of property, plant and equipment and intangible assets as deemed cost

IFRS 1 optional exemption and transition date impact: The Company currently expects to use the carrying value at the transition date.

Ongoing impact: The Company currently expects to continue to use the cost model for each class of asset.

Impairment of assets

IAS 36 states that assets should be tested separately for impairment, and where the recoverable amount cannot be estimated for individual assets, it should be estimated as part of a cash-generating unit. The Company currently expects its cash-generating units to be consistent with testing levels under Canadian GAAP, namely, wireline and wireless.

Under IFRS, impairment testing for long-lived assets (except for Goodwill) requires reversal of impairments where adverse circumstances have reversed.

Transition date impact: The Company is currently evaluating the application of IAS 36 on the impairment of wireless spectrum recorded in 2002, as well as impairments recorded by predecessor companies for the transition from regulatory accounting principles (RAP) to GAAP for certain remaining capital assets.

Ongoing impact: Whether the Company will be affected depends on the facts at the time of each impairment test. Increased volatility in profit could result from periodic asset impairments and reversal of impairments, depending on the facts at the time of each impairment test.

De-recognition of financial assets and liabilities

Transition date impact: Proceeds from the sale of accounts receivable under the Company’s accounts receivable securitization agreement are expected to be recorded as short-term debt under IFRS, rather than a reduction to accounts receivable under Canadian GAAP.

Ongoing impact: Accounts receivable securitization expenses are expected to be included in Borrowing costs under IFRS, rather than in Other expense, currently.

Leases

The sale and lease-back of certain non-strategic buildings, primarily in 2000 and 2001, resulted in deferred gains under Canadian GAAP that are being amortized to income over the varying terms of the leases. IFRS requires that a portion of the deferred gains be recognized at the time of the sale.

Transition date impact: A portion of the balance of such gains deferred under Canadian GAAP will be recognized at the transition date as an increase in opening Retained earnings.

Ongoing impact: Amortization of the remaining balance of such gains deferred under Canadian GAAP will continue at a reduced amount.

Income taxes

Transition date and ongoing impacts: The impacts on the Company of the IAS 12 standard for income taxes are expected to be related to recognition and measurement of uncertain tax positions, and disclosure and presentation differences.

IFRSs that are mandatory at the changeover date have been finalized; however, the IASB’s work plan currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS. As a result, IFRS as at the changeover date may differ from its current form. The IASB is reviewing the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, with the intention of replacing it with a new IFRS in 2010. The new IFRS is currently expected to be effective for fiscal years ending in 2011, with possible application to 2010 comparatives. The objectives of the review include improving the guidance on identifying liabilities, reducing the differences between IAS 37 and U.S. GAAP, making recognition of liabilities within the scope of IAS 37 consistent with those for other liabilities, and clarifying the requirements for identifying liabilities. The IASB is also expected to review the IAS 12 standard for income taxes on a piecemeal basis. The Company continues to evaluate the possible effects of IAS 37 and will monitor the near-term projects that the IASB initiates for income taxes. The ultimate impacts cannot be determined at this time.

IFRS changeover plan - updates

The following updates to the TELUS’ changeover plan are based on the Company’s current assumptions and expectations, which could change in future based on IFRS changes or other factors.

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation
• Key elements phase	Identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS	Initial choices completed. Ongoing review of IFRS exposure drafts and developments.

	This phase includes other operational elements, such as information technology, internal control over financial reporting, and training	See commentary below

• Embedding phase	Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes. (See Infrastructure below.)	The Company has adapted its existing accounting systems for parallel reporting under IFRS

	Maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS	In 2010, the Company is maintaining two parallel sets of books, as planned

	Develop financial statements formats and note disclosures	Drafted. Senior management approval to be sought in 2010

	Disclosure in the MD&A of the impacts on the 2010 comparative period, when available	Activities are planned for the fourth quarter of 2010

2011 first quarter: Disclosure in the MD&A of final quantification of conversion effects on the 2010 comparative period

Communication and training	Provide ongoing training on expected IFRS impacts, IFRS 1 elections and accounting policy choices

In 2010, the Company plans to leverage internal resources to implement a general Finance-wide training seminar and a number of targeted training seminars for Finance team members, who are highly impacted by the IFRS convergence project.

General communication and education is provided to all Finance team members highlighting a number of external IFRS resources available through TELUS’ internal IFRS website.

Infrastructure — Information technology	Determine necessary changes to systems and processes and update accounting systems to enable the opening financial position under IFRS, and facilitate dual reporting in 2010

Parallel reporting platforms were designed, implemented, and tested for operation in the fourth quarter 2009.

Dual reporting capability in the Company’s accounting systems was activated in the first quarter of 2010.

	Implement financial planning and forecasting capability under IFRS standards	Processes are currently being adapted. Dual forecasting capability is to be implemented during 2010.

Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary	Contracts are currently being reviewed. Calculations of the Leverage Ratio and Coverage Ratio, specified in the Company’s 2012 credit facility, are not expected to be affected by the changeover.

Control environment
• Internal control over financial reporting	Approval of initial IFRS 1 optional exemption and accounting policy choices

Senior management approval received for initial elections and policy choices obtained in 2009.

Audit Committee review of management’s initial elections and policy choices, and Board of Directors’ approval obtained in 2009.

Key activity	Milestones (expected timeframes)	Status and comments
• Internal control over financial reporting (continued)	Progress reviews by senior management and Audit Committee

Review by senior management of implementation progress and impacts of outstanding IFRS exposure drafts, in April 2010.

Progress presented at the May 4, 2010 Audit Committee meeting, including expected impacts on the Consolidated statement of financial position at the transition date and expected impacts on the 2010 consolidated statements of comprehensive income.

	Testing of controls for 2010 comparatives	Activities commenced in the first quarter of 2010

• Disclosure controls and procedures	Review and sign-off by senior management of expected conversion effects on fiscal 2010

Activities related to quantifying 2010 IFRS opening balance adjustments and 2010 reporting period differences, continued in the first quarter of 2010.

Approval of transition date impacts and quantified disclosure of the differences in the opening Consolidated statement of financial position is expected for the third quarter of 2010.

Approval of the 2010 annual disclosures and quantification of expected impacts to the 2010 Consolidated statements of comprehensive income is currently expected in the fourth quarter of 2010.

December 2010: Expect to issue final guidance for fiscal 2010 according to Canadian GAAP. Provide updated disclosure of expected conversion effects on fiscal 2010.

It is a long-standing practice of TELUS to release annual targets for the upcoming year in December and provide a final guidance for the current year. An investor call normally follows the news release.

	December 2010 to first quarter 2011: Planned release of 2011 annual targets according to IFRS standards, together with supplementary disclosure for fiscal 2010 according to IFRS.	Because of the transition, it may be necessary to delay the announcement of 2011 targets until the first quarter of 2011, or revise targets at that time.

First quarter 2011 results with 2010 comparatives according to IFRS. MD&A discussion of final changeover impacts.

Transitional accounting policy changes adopted in 2009 and 2008

As activities consistent with Canadian GAAP being converged with IFRS, the Company previously adopted new recommendations for Goodwill and intangible assets (CICA Handbook Section 3064), Business combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), Non-controlling interests (CICA Handbook Section 1602), financial instrument disclosure and presentation (CICA Handbook Sections 3862 and 3863), and Inventories (CICA Handbook Section 3031). See Section 8.2.4 of TELUS’ 2009 MD&A.

9.              Annual guidance for 2010

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company confirms its original targets announced in December 2009.

Annual guidance

2010 Confirmed targets and expected change from 2009 actual results
Consolidated
Revenues	$9.8 to $10.1 billion; 2 to 5%
EBITDA (1)	$3.5 to $3.7 billion; flat to 6%
EPS — basic	$2.90 to $3.30
(8) to 5%
EPS — basic (excluding income tax-related adjustments and loss on redemption of long-term debt) (2)	3 to 17%
Capital expenditures	Approx. $1.7 billion; (19)%

Wireline segment
Revenue (external)	$4.85 to $5.0 billion; (1) to 2%
EBITDA	$1.575 to $1.675 billion; 1 to 8%

Wireless segment
Revenue (external)	$4.95 to $5.1 billion; 5 to 8%
EBITDA	$1.925 to $2.025 billion; flat to 5%

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             A non-GAAP measure. For comparability purposes, the growth rates are based on 2009 actual results adjusted to exclude 55 cents per share of positive income tax-related adjustments and 22 cents per share for a loss on early partial redemption of long-term debt.

The following key assumptions were made at the time the 2010 targets were announced in December 2009. Assumptions for the defined benefit pension plan expense and contributions were updated in the annual 2009 MD&A.

Assumptions for 2010 original targets	Status
Ongoing wireline and wireless competition in both business and consumer markets	Same expectation
Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)	Same expectation, with an increasing proportion from postpaid subscribers
Increased wireless subscriber loading in smartphones	Smartphones represented 33% of gross postpaid subscriber additions in the first quarter of 2010, as compared to 18% in the first quarter of 2009
Reduced downward pressure on wireless ARPU (down 6.8% in 2009)	Confirmed by the 4.4% year-over-year decrease in wireless ARPU in the first quarter of 2010
New competitive wireless entry in early 2010 following one competitive launch in December 2009

After its initial launch in Calgary and Toronto in December 2009, Globalive expanded to Edmonton in the first quarter of 2010, to Ottawa in April, and is expected to launch in Vancouver during the year. Public Mobile is expected to turn up services in Toronto and Montreal by mid-2010.

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and VoIP companies	Residential access line losses increased in the first quarter of 2010, from aggressive promotional activity by the primary cable-TV competitor for voice and Internet services
Continued wireline broadband expansion	See Section 2: Core business and strategy
Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

Wireless costs of retention as a percentage of network revenues increased to 11.3% in the first quarter of 2010.

TELUS TV loading was 29,000 in the first quarter, compared to 20,000 in same quarter in 2009. In addition, programming costs have increased with the doubling of the subscriber base.

Assumptions for 2010 original targets	Status
EBITDA savings of approximately $135 million from efficiency initiatives	Savings of approximately $37 million were realized in the first quarter of 2010

Approximately $75 million of restructuring expenses ($190 million in 2009)	No change

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates.	No change. The blended statutory income tax rate was 28.9% in the first quarter of 2010.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

Cash income tax payments net of refunds received were $251 million in the first quarter of 2010, comprised of final payments for the 2009 tax year and instalments for 2010. Payments in remaining quarters are expected to be for in-year instalments only, and accordingly, no change is expected for the estimate of full-year income tax payments.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•                  Defined benefit pension plans net expenses were estimated to be $28 million in 2010 (compared to $18 million in 2009), based on projected pension fund returns

•                  Defined benefit pension plans contributions were estimated to be approximately $143 million in 2010, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

No change to defined benefit pension plan expenses, which are set at the beginning of the year. The Company’s best estimate of contributions to defined benefit pension plans in 2010 is currently unchanged.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

10.1 Competition

The following are updated excerpts from Section 10.1 Competition of TELUS’ 2009 MD&A.

Aggressive competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of traditional voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including consumer, small and medium businesses (SMB), and the large enterprise market. Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases wireless services, into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; thus, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher-speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition. Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. TELUS continues to expand its IP-based TELUS TV offering in its incumbent territories of B.C., Alberta, and Eastern Quebec in order to provide a premium television experience and enhance its bundles to better address customer needs and respond to cable-TV company bundled offerings. In addition, TELUS Satellite TV service in Alberta and B.C. complements IP TV service and enables the Company to more effectively serve those households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. In order to offset increasing competitive intensity and losses in its incumbent areas, TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. In addition to expanding services, TELUS also continues to actively pursue the most competitive cost structure possible.

Customer experience

There is a risk that TELUS will not maintain or earn improved levels of client loyalty if products and services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s revenues and profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Driving the best customer experience and earning the patronage of clients is a Company-wide commitment. Two of the Company’s internal priorities for 2010 are to increase TELUS team member engagement and live the culture of personal responsibility and customer service, and ensure TELUS delivers its future friendly brand promise to clients. (See Section 3: Key performance drivers).

10.2 Technology

The following is an excerpt from Section 10.2 Technology of TELUS’ 2009 MD&A.

Subscriber demand for data may challenge wireless networks

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g. high-usage data devices such as the Apple iPhone, mobile Internet keys and emerging products such as electronic book readers), increasingly rich multimedia services and applications, increasing wireless competition, and possibly unlimited data plans. The industry expects dramatic year-over-year increases in subscriber data traffic over the next one to five years, as it is anticipated that wireless data demand will continue to track wired Internet data consumption, lagging by only three to five years. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The ability to acquire additional spectrum to address future requirements is dependent on the timing and the rules established by Industry Canada. (See Section 3: Regulatory in TELUS’ 2009 MD&A.)

Risk mitigation: TELUS built an extensive 3G+ wireless network based on HSPA/HSPA+ technologies. This 3G+ network uses the most advanced mobile broadband technology commercially available in Canada at the reporting date, delivering manufacturer-rated download speeds of up to 21 megabits per second, as well as significant increases in network capacity. The new wireless network brings higher capacity and improved support and performance for real-time conversational and interactive services through the introduction of MIMO (multiple input multiple output) antennas, continuous packet connectivity and higher-order modulation schemes. As such, TELUS’ 3G+ network, with coverage exceeding 1.1 million square kilometres and reaching 93% of the Canadian population (including network sharing agreements), positions TELUS to meet the capacity demands and challenges in the foreseeable future. The new network complements TELUS’ existing wireless portfolio that includes the CDMA, 3G high-speed wireless (EVDO) network and the Mike Push to Talk network and business service. TELUS is continuing to evolve its technology leadership position to address traffic demand, while offering customers a wide selection of wireless devices and service experiences, no matter which network technology is running in the background.

In addition to the superior capabilities and higher capacity delivered by HSPA/HSPA+, the infrastructure supporting TELUS’ 3G+ network facilitates the migration to 4G LTE wireless technologies, which in turn is expected to further increase network capacity and speed. TELUS investments to date in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure, are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies are expected to deliver speeds up to 100 Mbps, while at the same time introducing significant improvements in performance including a reduction in delay/latency. These improvements are expected to increase network capacity, enhance performance, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of TELUS’ HSPA/HSPA+ technology, eventual launch of 4G LTE technology, and development of a traffic management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. Furthermore, TELUS has developed a spectrum strategy to further strengthen its ability to deliver the mobile Internet to Canadians in the future.

10.3 Regulatory

The following are updates to Section 10.3 Regulatory of TELUS’ 2009 MD&A.

TELUS’ broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (both licensed in August 2003 and renewed in 2009 for a second full seven-year term) and Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national video-on-demand undertaking (licensed in September 2003 and in the process of being renewed).

The CRTC held proceedings relating to local television, and on March 22, 2010, introduced a new framework to allow English-language private broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value of the distribution of each TV station’s programming. As there is uncertainty whether the CRTC has the authority to implement a negotiation regime, the CRTC also referred this regulatory policy to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. Some obligations may flow to all broadcast distributors as a result of this policy framework, subject to determinations by the Federal Court of Appeal.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. TELUS anticipates that the chances for full removal of foreign ownership restrictions under a minority government are low. However, the Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. At present, this contemplated relaxation of the ownership and control regime appears to be confined to satellite providers and would require the enactment of legislation. It is not clear what, if any, further changes to the ownership and control regime might occur. There is a risk that government may consider a phased-in approach to liberalization that would allow increased flexibility for carriers with less than 10% national market share or allow for more access to foreign capital in upcoming spectrum auctions expected in the 2011 to 2012 timeframe.

There has also been greater uncertainty around the interpretation of the existing rules due to a recent Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the Federal Cabinet) issued Order in Council P.C. 2009-2008, in which it overturned an October 29, 2009 decision by the CRTC (Telecom Decision CRTC 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that the decision was particular to facts of the Globalive case, it appears that a new precedent may have been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. The Governor in Council’s decision creates the possibility of a double standard with respect to the application of the foreign ownership and control restrictions and may render these restrictions meaningless. It is possible the government may be considering changes to the Investment Canada and Telecommunications Acts to provide it more flexibility in determining when to allow ownership arrangements deemed to be in the public interest. Relaxation or elimination of foreign ownership restrictions increases the risk that foreign-owned or financed telecommunications carriers will be increasingly able to operate in Canada, particularly in the wireless sector. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009 decision declaring Globalive to be eligible to operate as a Canadian carrier. Pubic Mobile Inc.’s application for judicial review is being opposed by the Federal Government and by Globalive.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS.

Risk mitigation for regulatory matters: TELUS advocates a regulatory environment that relies, to the greatest extent possible, on market forces rather than regulatory intervention. TELUS believes this is in the best interest of customers.

TELUS does not oppose the removal of the foreign ownership restrictions, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

The following is an update to Section 10.4 Human resources of TELUS’ 2009 MD&A.

National collective bargaining in 2010

The collective agreement between TELUS and the Telecommunications Workers Union (TWU) will expire on November 19, 2010. The TWU contract applies to approximately 12,000 employees across Canada in TELUS’ wireline and wireless business segments. TELUS and the TWU have agreed to begin negotiations in July 2010 to renew this collective agreement. In addition, collective bargaining continues in the TELUS Québec region to renew the collective agreement with the Syndicat québécois des employés de TELUS (SQET). The SQET agreement expired on December 31, 2009, and covers approximately 1,000 trades, clerical and operator services team members.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, any potential need to continue operations in response to work disruptions will be addressed through contingency planning and emergency operations plans.

10.5 Litigation and legal matters

The following is an update to Section 10.9 Litigation and legal matters of TELUS’ 2009 MD&A.

Certified class action

A class action was brought in 2004 under class action legislation in Saskatchewan against a number of past and present wireless service providers including the Company. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified on September 17, 2007 by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. In March 2010, the Company obtained leave to appeal the 2007 certification decision. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision.

Risk mitigation: The Company believes that it has good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

11. Definitions and reconciliations

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 11.4 — EBITDA excluding restructuring costs.)

EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. Management’s definition is a top-down calculation.

EBITDA (management’s definition)	Quarters ended March 31
($ millions)	2010	2009
Operating revenues	2,375	2,375
Deduct:
Operations expense	1,429	1,441
Restructuring costs	6	28
	940	906

Management believes EBITDA assists investors in comparing a company’s operating performance on a consistent basis, before taking into account financing decisions and before depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA has defined standardized EBITDA to foster comparability of non-GAAP measures between entities. Similar to management’s definition of EBITDA, standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. The following reconciles management’s definition of EBITDA with Net income and standardized EBITDA.

EBITDA reconciliation	Quarters ended March 31
($ millions)	2010	2009
Net income	268	322
Financing costs	112	95
Income taxes	99	57
Depreciation	345	334
Amortization of intangible assets	108	93
Standardized EBITDA (CICA guideline)	932	901
Other expense (income)	8	5
EBITDA (management’s definition)	940	906

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended March 31
($ millions)	2010	2009
EBITDA	940	906
Capital expenditures	(311)	(474)
EBITDA less capital expenditures	629	432

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management’s calculation of free cash flow.

Free cash flow calculation	Quarters ended March 31
($ millions)	2010	2009
EBITDA (management’s definition)	940	906
Share-based compensation	1	9
Net employee defined benefit plans expense	7	4
Employer contributions to employee defined benefit plans	(45)	(53)
Restructuring costs net of cash payments	(49)	(1)
Donations and securitization fees included in Other expense	(10)	(3)
Cash interest paid	(36)	(49)
Cash interest received	—	—
Income taxes received (paid), net	(251)	(214)
Capital expenditures	(311)	(474)
Free cash flow (management’s definition)	246	125

The CICA defined standardized free cash flow to foster comparability of non-GAAP measures between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation	Quarters ended March 31
($ millions)	2010	2009
Cash provided by operating activities	414	614
Deduct capital expenditures	(311)	(474)
Proceeds from disposition of capital assets	—	—
Standardized free cash flow (CICA guideline)	103	140
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred items and other, net	1	(20)
Reduction (increase) in securitized accounts receivable	100	—
Non-cash working capital changes, except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable	42	5
Proceeds from disposition of capital assets	—	—
Free cash flow (management’s definition)	246	125

n/a — not applicable

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue is calculated as direct costs, including handset subsidies any associated marketing and promotional costs aimed at the retention of the existing subscriber base, divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definitions of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of long-term debt, and ongoing impacts of a net-cash settlement feature introduced in 2007.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $168 million and $80 million, respectively, for the 12-month periods ended March 31, 2010 and 2009.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt (earnings coverage) is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt includes losses on redemption of long-term debt. The calculation is based on total long-term debt, including long-term debt due within one year.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at March 31
($ millions)	2010	2009
Long-term debt including current portion	6,154	6,512
Debt issuance costs netted against long-term debt	29	27
Derivative liability	747	651
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(49)	(124)
Cash and temporary investments	(46)	(65)
Proceeds from securitized accounts receivable	400	300
Net debt	7,235	7,301

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$1,348 million debenture, as at March 31, 2010 (U.S.$1,925 million at March 31, 2009) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-month periods ended March 31, 2010 and 2009 are equivalent to Financing costs reported for those periods.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss:

	As at March 31
($ millions)	2010	2009
Net debt	7,235	7,301
Owners’ equity
Common Share and Non-Voting Share equity	7,709	7,290
Add back Accumulated other comprehensive loss	56	100
Non-controlling interests	21	24
Total capitalization — book value	15,021	14,715